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SEC FILE NUMBER
8-39029

SEC Mail Processing
MAR 01 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2021 (MM/DD/YY) AND ENDING 12-31-2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dominion Investor Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9000 Highway 2147 West, Suite 201
(No. and Street)

Horseshoe Bay (City) Texas (State) 78567 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cameron Shropshire (Name) 210-265-8050 (Area Code – Telephone Number) cameron@domiinvestors.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADKF, P.C.
(Name – if individual, state last, first, and middle name)

8610 N. New Braunfels Ave. #101 (Address) San Antonio (City) Texas (State) 78217 (Zip Code)

10-08-2003 (Date of Registration with PCAOB)(if applicable) 297 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Officers, directors and principals may have individual or related accounts, none of which have any cross interest with the broker/dealer and all of which are fully disclosed.

Signature: [signature]

Title: Rix C. Smith, President

[signature]
Notary Public

SHIRLEY MAE CRISLER
My Notary ID # 10644939
Expires September 24, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DOMINION INVESTOR SERVICES, INC.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Dominion Investor Services, Inc. ("Company") as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MAIN OFFICE:
8610 N. New Braunfels, STE 101
San Antonio, TX 78217
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130
Phone: 830.387.4441

616 E. Blanco, STE 300e
Boerne, TX 78006
Phone: 830.815.1100

WWW.ADKF.CPA

Auditor's Report on Supplemental Information

The supplementary information in Schedule I: Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Information in these supplementary schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
February 25, 2022

We have served as the Company's auditor since 2020

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Financial Condition
December 31, 2021

ASSETS		
Current assets:		
Cash and cash equivalents	$	420,420
Receivable from clearing organization		119,157
Receivable from other brokers and dealers		5,965
Rceivable from parent Dominion Financial Services		1,953
Receivable from affiliate Dominion Portfolio Management		7,261
Accounts receivable, other		2,331
Prepaid expenses		61,260
Total current assets		**618,347**
Deposit with clearing organization		25,313
Lease right of use		73,833
Fixed assets, net of accumulated depreciation		3,273
Total assets	$	**720,766**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued employee payroll	$	40,790
Commissions payable to affiliate Dominion Insurance Services		18,766
Commissions payable to related party registered rep shareholders		6,208
Commissions payable to non-related party registered reps		144,563
Lease liability, current portion		46,730
Accounts payable, other		21,296
Total current liabilities		**278,353**
Non-current liablities:		
Lease liabilty, non-current portion		28,291
Total Liabilities	$	**306,644**
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465
Paid in capital		103,942
Retained earnings		308,715
Total stockholders' equity		**414,122**
Total liabilities and stockholders' equity	$	**720,766**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Income
For the Year Ended December 31, 2021

REVENUES:		
Commission income		
Listed Commissions	$	68,518
OTC Commissions		1,008,288
Option Commissions		1,007
Commissions - Dominion Insurance Services		2,162,794
Mutual fund - Hilltop Securities		341,076
Bonds		3,323
Mutual fund direct		387,339
12B1's		1,695,892
Other		42,845
Total Commission Income		5,711,082
Other income		166,532
Interest		45,141
Total revenues		**5,922,755**
EXPENSES:		
Commissions non-related parties		4,328,483
Commissions to related party registered rep shareholders		278,564
Dominion Insurance Services commissions		37,468
Employee compensation and benefits		658,644
Clearing charges		73,316
General and administrative		181,475
Legal and professional		24,693
Rent to William N Mayo-related party		3,600
Rent to non-related parties		50,454
Communication		9,733
Depreciation		3,201
Total expenses		**5,649,631**
Net income before franchise and miscellaneous taxes	$	**273,124**
Franchise and miscellaneous taxes		5,133
Net Income	$	**267,991**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2021

	Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2021	**1,465**	**$ 1,465**	**$ 103,942**	**$ 240,724**	**$ 346,131**
Dividends paid	-	-	-	(200,000)	(200,000)
Net income	-	-	-	267,991	267,991
Balance December 31, 2021	**1,465**	**$ 1,465**	**$ 103,942**	**$ 308,715**	**$ 414,122**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	267,991
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation		3,201
Changes in operating assets and liabilities:		
Receivable from clearing organization		20,127
Receivables from brokers and dealers		20,926
Accounts receivable, other		(6,557)
Prepaid expenses		(1,482)
Lease right of use		44,705
Lease liabilty		(44,334)
Accrued payroll and commissions		(98,320)
Other accounts payable		(2,415)
Net cash provided by operating activities		**203,842**
Cash flows from financing activities:		
Dividends paid		(200,000)
Net cash used in financing activities		**(200,000)**
Net increase cash		**3,842**
Cash at beginning of year		416,578
Cash and cash equivalents at end of year	$	**420,420**
Supplemental disclosures of cash flow information:		
Franchise and miscellaneous taxes paid	$	**5,925**
Interest paid	$	**-**

The accompanying notes are an integral part of the financial statements.

Note 1-Nature of Business

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through Hilltop Securities Inc. (Hilltop) a member of the New York Stock Exchange.

Note 2-Summary of Significant Accounting Polices

Basis of Accounting:

These financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Cash and Cash Equivalents:

The Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Revenue Recognition:

The recognition and measurement of revenue is based on the assessment of individual agreements. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission income includes commissions from customers' sales or purchases of mutual funds, variable annuities, securities, equities, and bonds with the carriers or the clearing firm, Hilltop. The Company earns a commission based on agreements with the carriers or clearing firm and transactions prices are determined by breakpoints and variability of the market. The Company has identified the performance obligation for commission income to be satisfied as of the settlement date, which is generally the second business day following the trade date. Commissions are generally received within one month after the settlement date. Marketing or distribution fees, or 12b-1 fees, are paid on the basis of a contractual rate applied to the monthly, quarterly, or annual average asset value of the funds based on customers' transactions. No allowance for uncollectable accounts was necessary at December 31, 2021. At January 1, 2021, opening balances of accounts receivable from clearing organization, other brokers and dealers, Dominion Portfolio Management, and Dominion Financial Services were $139,284, $26,891, $2,978, and $-0-, respectively.

Interest income is recognized on an accrual basis in accordance with GAAP. Other income, consisting mainly of Errors and Omissions (E&O) Income and support fees for First Investment Corporation, are recognized on an accrual basis in accordance with GAAP.

Note 2-Summary of Significant Accounting Polices-Continued

Income Taxes:

Effective January 1, 2001, the parent company Dominion Financial Services, Inc. (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S Subsidiary of DFS, the Company's income is reported on DFS's tax return and its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc. There are also no uncertain tax positions that are required to be disclosed in accordance with Financial Accounting Standards Board ASC 740-10-50-14.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2021 the Company recorded $3,946 in Texas margin tax expense.

Date of Management's Review:

Subsequent events were evaluated through the date of the report of independent registered public accounting firm which is the date the financial statements were available to be issued.

Note 3-Fixed Assets

Equipment and leasehold equipment are stated at cost. Depreciation is generally provided on a straight-line method over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Leasehold Improvements	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2021	$ 336,447	$ 11,384	$ 341,357	$ 6,474
Additions	-	-	3,201	3,201
Deletions	-	-	-	-
Balance December 31, 2021	$ 336,447	$ 11,384	$ 344,558	$ 3,273

The company recorded $3,201 in depreciation expense during the year ended 2021.

Note 4-Retirement Plan

The Company established a SIMPLE IRA Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was $12,466 for 2021. The expense is recorded under employee compensation and benefits in the statement of income.

Note 5-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $338,044 which was $288,044 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .69 to 1.

Note 6-Commitments and Contingencies

Litigation:

The Company from time to time maybe involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management:

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risk to an acceptable level. The company maintains cash deposits with banks which, from time to time, may exceed federally insured limits. The Company believes the risk of any loss is minimal.

Note 7-Concentrations of Receivables and Deposits

Hilltop Securities (HTS) clears trades for the Company and requires that a deposit of $25,000 be maintained at HTS for this service. The Company has other cash and investments deposited with HTS for a total of $238,165 as of December 31, 2021. In addition, HTS owes the Company for certain December trades and other miscellaneous charges in the amount of $119,157.

Note 8-Operating Leases

The Company determines if an arrangement is an operating lease or financing lease at commencement. The Company has determined that it has no financing arrangements at December 31, 2021. Lease assets and obligations are recognized at the lease commencement date based on present value of lease payments over the term of the lease. The Company generally uses prime rate, which is based on information available at the lease commencement date, to determine the present value of lease payments.

The Company has one operating lease for main office operations. Operating lease expense is recognized in continuing operations by amortizing the amount recorded as an asset on a straight-line basis over the lease term. In determining lease asset values, the Company considers the payment terms. Renewal or termination options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised.

Note 8-Operating Leases-Continued

At December 31, 2021 the weighted average remaining lease term was 1.6 years and the weighted average discount rate was 3.25%.

Rent expense associated with this non-cancellable operating lease agreement was $47,931 in 2021. Future commitments related to this lease agreement are as follows:

Year Ended December 31,	
2022	48,480
2023	28,599
Thereafter	-0-
Total minimum lease payments	77,079
Less imputed interest	(2,058)
Total lease liability	$75,021

Note 9-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties:

Due from affiliate Dominion Portfolio Management (Common Ownership)	$	7,261
Due from Dominion Financial Services (Parent)	$	1,953
Commissions payable to affiliate Dominion Insurance Services (Common Ownership)	$	18,766
Commissions payable to registered rep shareholders	$	6,208
Commissions revenue – Dominion Insurance Services (Common Ownership)	$	2,162,794
Commissions expense – Dominion Insurance Services (Common Ownership)	$	37,468
Commissions expense to registered rep shareholders	$	278,564
Rent expense – William N. Mayo (Stockholder)	$	3,600

SCHEDULE I

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

1 Total ownership equity from the statement of financial condition		$	414,122
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			414,122
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			414,122
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$ -		
Other assets	(76,078)		(76,078)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			-
8 Net capital before haircuts on security positions			338,044
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			-
2 Debt securites			-
3 Options			-
4 Other securities			-
D. Undue concentration			-
E. Other			-
10 Net capital		$	338,044

SCHEDULE I
(continued)

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	40,790
Other liabilities		192,021
Total aggregate indebtedness	$	232,811
Computation of basic net capital requirement		
Minimum net capital at 6 2/3%	$	15,521
Minimum net capital requirement	$	50,000
Excess net capital	$	288,044
Net capital	$	338,044
Ratio: aggregate indebtedness to net capital		69%

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2021 previously filed by Dominion Investor Services, Inc. on Form X-17A-5.

Dominion Investor Services Inc

Schedule II & Schedule III

December 31, 2021

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

We have reviewed management's statements, included in the accompanying Dominion Investor Services, Inc.'s Exemption Report, in which (1) Dominion Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominion Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Dominion Investor Services, Inc. stated that Dominion Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
February 25, 2022

MAIN OFFICE:
8610 N. New Braunfels, STE 101
San Antonio, TX 78217
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130
Phone: 830.387.4441

616 E. Blanco, STE 300e
Boerne, TX 78006
Phone: 830.815.1100

WWW.ADKF.CPA

DOMINION
INVESTOR SERVICES, INC.

Member FINRA and SIPC

February 25, 2022

EXEMPTION REPORT

It is our best knowledge and belief that Dominion Investor Services, Inc., a licensed Broker/Dealer, is exempt from the filing requirement of Rule 15c3-3 as identified in paragraph (k)(2)(ii).

Dominion Investor Services, Inc. as an introducing Broker/Dealer:

- Clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc.
- Promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.
- Has no ability to clear or hold direct mutual fund or insurance products as those are issued and held by the funds and insurance companies.

Dominion Investor Services, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2021 and to the date of this report, without exception.

Regards,

DOMINION INVESTOR SERVICES, INC.

Rix C. Smith President

POST OFFICE BOX 4768 * HORSESHOE BAY, TEXAS 78657 * (210) 265-8050

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Dominion Investor Services, Inc.
Horseshoe Bay, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Dominion Investor Services, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
February 25, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

39029 FINRA DEC
DOMINION INVESTOR SERVICES, INC.
9000 HIGHWAY 2147 UNIT 201
HORSESHOE BAY, TX 78657-6526

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cameron Shropshire 210-265-8050

2. A. General Assessment (item 2e from page 2) $ 1,683

B. Less payment made with SIPC-6 filed (exclude interest) (1,014)
08/03/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 669

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 669

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $ 669

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dominion Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

Cameron Shropshire — Digitally signed by Cameron Shropshire Date: 2022.02.24 14:08:15 -06'00'
(Authorized Signature)

Dated the 24th day of February, 20 22.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,922,755
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,709,169
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	73,316
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 18,046	
Enter the greater of line (i) or (ii)	18,046
Total deductions	4,800,531
2d. SIPC Net Operating Revenues	$ 1,122,224
2e. General Assessment @ .0015	$ 1,683
	(to page 1, line 2.A.)